UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                              --------------------


                       INFORMATION STATEMENT PURSUANT TO

                             SECTION 14F-1 OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                              -------------------


                      SENTOSA FINANCIAL INVESTMENTS, LTD.
                      -----------------------------------
                           (Name of Subject Company)


                   Common Stock, par value $.0001 per share
                   ----------------------------------------
                        (Title of Class of Securities)


                                 to be applied
                     -------------------------------------
                     (CUSIP Number of Class of Securities)


                           Ruby Knighton, Secretary
                      Sentosa Financial Investments, Ltd.
                           c/o DinoTech Corporation
                      3030 LBJ, TriWest Bldg., Suite 700
                               Dallas, TX 75234
                               Tel: 214-722-7502
                      -----------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)

                      SENTOSA FINANCIAL INVESTMENTS, LTD.
                           C/O DINOTECH CORPORATION
                      3030 LBJ, TRIWEST BLDG., SUITE 700
                               DALLAS, TX 75234
                               TEL: 214-722-7502

            INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                 SECURITIES AND EXCHANGE COMMISSION RULE 14F-1


                            NOTICE OF CHANGE IN THE
                      MAJORITY OF THE BOARD OF DIRECTORS

                                 JUNE 27, 2007


                                 INTRODUCTION

        The information contained in this Information Statement is being furnished to all holders of record of common stock of Sentosa Financial Investments, Ltd., a Delaware corporation (the "Company"), at the close of business on June 27, 2007 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about June 27, 2007.

        NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

        Pursuant to a Share Purchase Agreement dated as of June 20, 2007 by and between William Tay ("Seller"), and Ruby Knighton ("Purchaser"), Seller agreed to sell to Purchaser 1,390,000 shares of common stock of the Company constituting 100% of the Company's outstanding common stock, and Purchaser agreed to buy the shares for a total of $35,000 in cash. The transaction closed on June 27, 2007.

        By virtue of Purchaser's acquisition of 100% of the voting securities of the Company pursuant to the Share Purchase Agreement, Purchaser acquired control of the Company on June 27, 2007. In connection with the sale, the Board of Directors of the Company has elected Ruby Knighton (the "New Director") as Director and Ruby Knighton as President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company, who will take office ten days after the Company files with the U.S. Securities and Exchange

Commission ("SEC") and transmits to all holders of record of common stock of the Company as of June 27, 2007 this Information Statement containing the information required under SEC Rule 14f-1 (the "Information Statement"). William Tay resigned as President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary with the Company on June 27, 2007. Mr. Tay's resignation as a Director of the Company to take effect immediately after the New Director takes office.

        As of the date of this Information Statement, the authorized capital stock of the Company consisted of 100,000,000 shares of common stock, par value $.0001 per share, of which 1,390,000 common shares are issued and outstanding, and 20,000,000 shares of preferred stock, par value $.0001 per share, of which no preferred shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

        The following sets forth information regarding the New Director and executive officer of the Company.

Ruby Knighton, Director Nominee, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary, Age 62.

        Ruby Knighton, will serve as sole Director, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company.

RUBY MICHELLE KNIGHTON

BACKGROUND:

1976-1999

Formed   a  consulting  engineering  partnership  offering  services  for  well completion and well rework to the oil and gas industry.

Worked with over 11 companies representing approximately 2000 + wells during the period from 1976 thru 1989. This service was in the states of: Ohio, Pennsylvania, Kentucky, Oklahoma, Texas and Louisiana.

Founded a Product Development Partnership with HAROLD W. SCOTT, Well Completion Engineer and Inventor.

MANAGING PARTNER

Established a partnership specializing in Ultrasound for applications in energy and environment sectors. Design, develop and patent technology to be a separation system specifically for environmental applications, such as oil and water. The technology separates solids from liquids, liquids from liquids.

Develop relationships with companies and independents that have an interest in using our technology such as Mobil Oil, Enron, Azurix and other independents.

Located and negotiated with potential joint venture partners and investors for other development projects such as customers for the fluid line processor or the removal of sulfur from crude.

Responsible for full operational and day-by-day management of this Partnership on a day-to-day basis.

During this period, there were 5 technologies designed, developed, tested and patented. In some cases, patents are still in the pending status.

1999-2004

Founded CALMON ENTERPRISES INC, (CEI)

PRESIDENT

SET FORTH THE VISION TO MAKE MONEY FROM OUR DEVELOPMENTS

Set up CEI. Established the Marketing, Finance, Engineering and Manufacturing Divisions.

Set forth an aggressive path for marketing each of these technologies. For water, customers include: ETI, a division of Public Utilities of Singapore, which includes 13 Asian Countries, for crude oil: Pemex, Mexican Oil Company, (one oil technology). Currently we are required to start the bench tests to continue with the Pemex contract.

Additionally, negotiated a contract to worked with Sparta, a Government Contracting Company, Northup Grumman and the US Department of the Navy to develop proprietary technology for shipboard use on the new nuclear vessels.

After an unsuccessful takeover attempt including thief of proprietary documents involving water technology, it was determined that each technology will have its own independent identity, profit center and management team.

August 2004

Formed DinoTech Corporation specifically to acquire income producing properties, establishing a strong asset base to reverse merge into a public shell. By doing so, we will have greater access to more favorable funding for our acquisitions. I believe being public; among other mentioned benefits will provide an attractive exit strategy for investors or partners while offering DinoTech the growth and expansion through acquisitions that are in place.

Ms. Knighton has assigned the Exclusive Licenses for the oil and water technologies to DinoTech Corporation (www.dinotechus.com).

FAMILY RELATIONSHIPS

        There are no family relationships among any of the Company's directors and officers or the New Director.

VOTING CONTROL AND MANAGEMENT

        The following table sets forth certain information as of June 27, 2007, with respect to the ownership of common stock by the sole director and executive officer of the Company, and each person known by the Company to be the owner of five percent or more of the common stock of the Company.

                                  AMOUNT AND
                                  NATURE OF
                                  BENEFICIAL
NAME AND ADDRESS OF               OWNERSHIP OF           PERCENTAGE OF
BENEFICIAL OWNER (1)              CLASS (2)              CLASS
----------------------------      ---------------        --------------
Ruby Knighton                     1,390,000              100%
3030 LBJ, TriWest Bldg.
Suite 700
Dallas, TX 75234


----------------------------
(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2) Based upon 1,390,000 shares issued and outstanding as of the date of this report.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

        Because our board of directors currently consists of only one member, we do not have any audit, compensation or nominating committee of the Board of Directors or committees performing similar functions. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits each Director to give sufficient time and attention to such matters to be involved in all decision making. As of June 27, 2007, all activities of the Company have been conducted by the sole director and corporate officer of the Company from either his home or his business office.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Except for the ownership of the Company's securities, none of the directors, executive officers, holders of ten percent of the Company's outstanding common stock, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, since the inception of the Company in July 20, 2006, in any transaction or proposed transaction which may materially affect the Company.

        No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to the Company since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

        We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SECTION 16 REPORTING

        Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

        To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under
Section 16(a).

COMPENSATION OF DIRECTORS AND OFFICERS

        The sole officer and director of Company has not received any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, he anticipates receiving benefits as beneficial stockholder of the Company.

        No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

EMPLOYMENT AGREEMENTS

        The Company has not entered into any employments with our executive officers or other employees to date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.



                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          SENTOSA FINANCIAL INVESTMENTS, LTD.


                                          /s/ Ruby Knighton
Dated: June 27, 2007                      ---------------------------------
                                          By: Ruby Knighton
                                          Its: President